UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number 001-35530	Commission file number 001-39355

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)
73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

The information contained in Exhibits 99.2 and 99.3 of this Form 6-K is incorporated by reference into (i) Brookfield Renewable Partners L.P.’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021 (File Nos. 333-255119, 333-255119-01, 333-255119-02, 333-255119-03, 333-255119-04, 333-255119-05 and 333-255119-06), (ii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-237996) that was declared effective by the SEC on July 29, 2020, (iii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-258726) that was declared effective by the SEC on August 20, 2021, (iv) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-258728-01) that was declared effective by the SEC on August 20, 2021, (v) Brookfield Renewable Corporation’s registration statement on Form S-8 filed with the SEC on August 3, 2020 (File No. 333-240282), and (vi) Brookfield Renewable Corporation’s registration statement on Form F-3 (File No. 333-258728) that was declared effective by the SEC on August 20, 2021.

EXHIBIT LIST

Exhibit

99.1	Code of Business Conduct and Ethics

99.2	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, the Service Recipients and the Service Providers named therein

99.3	Amended and Restated Relationship Agreement dated May 5, 2023, by and among Brookfield Corporation, the Service Recipients and the Service Providers named therein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: June 2, 2023	By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

BROOKFIELD RENEWABLE CORPORATION

Date: June 2, 2023	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary